UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022.

Commission File Number: 001-39071

ADC Therapeutics SA

(Exact name of registrant as specified in its charter)

Biopôle

Route de la Corniche 3B

1066 Epalinges

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 9, 2022, ADC Therapeutics SA (the “Company”) announced that Ameet Mallik has been appointed as the Company’s Chief Executive Officer. Christopher Martin will continue in his role as a member of the Company’s board of directors and has been appointed as the chair of the Science and Technology Committee of the Company’s board of directors. In addition, Dr. Martin will serve as an advisor to the Company for the next three months to ensure a smooth transition.

Below are Mr. Mallik’s biography and other information required by Item 6.A. of Form 20-F:

Ameet Mallik, M.B.A., M.S, age 49, was appointed as our Chief Executive Officer in May 2022. From 2005 to April 2021, Mr. Mallik served in various positions at Novartis, including as Executive Vice President and Head, U.S. Oncology from November 2017 to April 2021 and as Senior Vice President, Head of Global Marketing, Value and Access from November 2015 to November 2017. Prior to that, Mr. Mallik held various commercial roles at Sandoz and was a Principal at McKinsey and Company. Most recently, from May 2021 to January 2022, Mr. Mallik served as the Chief Executive Officer of Rafael Holdings, Inc. Mr. Mallik also serves on the board of directors of Atara Biotherapeutics, Inc. and Rafael Holdings, Inc. Mr. Mallik holds an M.B.A. from The Wharton School at the University of Pennsylvania, and an M.S. in Biotechnology and B.S. in Chemical Engineering, both from Northwestern University.

There are no family relationships between Mr. Mallik or any of our directors or executive officers.

INCORPORATION BY REFERENCE

This Report on Form 6-K (other than exhibit 99.1 hereto) shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-256686 and 333-256807) of ADC Therapeutics SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADC Therapeutics SA
Date: May 9, 2022

	By:	/s/ Michael Forer
	Name:	Michael Forer
	Title:	Executive Vice President & General Counsel

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated May 9, 2022